UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Sunrise New Energy Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3932F106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3932F106	Page 2 of 10

1.	Names of Reporting Persons GMB Resource Services Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,486*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,486*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,486*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.49%**
12.	Type of Reporting Person FI

*	Represents ordinary shares held by GMB Resource Services Co., Ltd. as of December 31, 2023. Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., Ltd. and shares the dispositive and voting power of the shares held by GMB Resource Services Co., Ltd.

**	Percentage of class is calculated based on 26,136,350 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G3932F106	Page 3 of 10

1.	Names of Reporting Persons Chenming Qi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,486*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,486*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,486*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.49%**
12.	Type of Reporting Person IN

*	Represents ordinary shares held by GMB Resource Services Co., Ltd. as of December 31, 2023. Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., Ltd. and shares the dispositive and voting power of the shares held by GMB Resource Services Co., Ltd.

**	Percentage of class is calculated based on 26,136,350 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G3932F106	Page 4 of 10

1.	Names of Reporting Persons Cunyou Li
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,486*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,486*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,486*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.49%**
12.	Type of Reporting Person IN

*	Represents ordinary shares held by GMB Resource Services Co., Ltd. as of December 31, 2023. Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., Ltd. shares the dispositive and voting power of the shares held by GMB Resource Services Co., Ltd.

**	Percentage of class is calculated based on 26,136,350 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G3932F106	Page 5 of 10

1.	Names of Reporting Persons Jinhai Ying
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,486*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,486*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,486*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.49%**
12.	Type of Reporting Person IN

*	Represents ordinary shares held by GMB Resource Services Co., Ltd. as of December 31, 2023. Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., Ltd. and shares the dispositive and voting power of the shares held by GMB Resource Services Co., Ltd.

**	Percentage of class is calculated based on 26,136,350 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G3932F106	Page 6 of 10

1.	Names of Reporting Persons Gesheng Fei
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,481,486*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,481,486*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,486*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.49%**
12.	Type of Reporting Person IN

*	Represents ordinary shares held by GMB Resource Services Co., Ltd. as of December 31, 2023. Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei, each of whom serves as a director of GMB Resource Services Co., Ltd. and shares the dispositive and voting power of the shares held by GMB Resource Services Co., Ltd.

**	Percentage of class is calculated based on 26,136,350 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G3932F106	Page 7 of 10

ITEM 1.

(a) Name of Issuer: Sunrise New Energy Co., Ltd.

(b) Address of Issuer’s Principal Executive Offices: Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, People’s Republic of China

ITEM 2.

2(a) Name of Person Filing:

GMB Resource Services Co., Ltd.

Chenming Qi

Cunyou Li

Jinhai Ying

Gesheng Fei

2(b) Address of Principal Business Office, or if None, Residence:

Address of GMB Resource Services Co., Ltd.: Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Address of Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei: Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, People’s Republic of China

2(c) Citizenship:

GMB Resource Services Co., Ltd.: British Virgin Islands

Chenming Qi, Cunyou Li, Jinhai Ying, and Gesheng Fei: China

2(d) Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share

2(e) CUSIP Number:

G3932F106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G3932F106	Page 8 of 10

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G3932F106	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2024

GMB Resource Services Co., Ltd.

By:	/s/ Chenming Qi
Name:	Chenming Qi
Title:	Director

By:	/s/ Cunyou Li
Name:	Cunyou Li
Title:	Director

By:	/s/ Jinhai Ying
Name:	Jinhai Ying
Title:	Director

By:	/s/ Gesheng Fei
Name:	Gesheng Fei
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G3932F106	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement